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03013143

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-38830

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2003
WASH. D.C.
153

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1,2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RAINBOW INTERNATIONAL EQUITIES INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

43-01 21st STREET
(No. and Street)

LONG ISLAND CITY, (City) NY (State) 11101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN SUN, CPA
(Name — *if individual, state last, first, middle name*)

109 LAFAYETTE STREET, SUITE C2, NEW YORK, NY 10013
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, GREGORY YAN, swear (or affirm) that, to th[e] best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm [o]f RAINBOW INTERNATIONAL EQUITIES INC, as [o]f DECEMBER 31, 2002, 19____, are true and correct. I further swear (or affirm) that neither the compan[y] nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that [o]f a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Notary Public, State of New York
Qualified in New York County
Commission Expires March 30, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEPHEN SUN CPA
109 LAFAYETTE STREET, SUITE C2, NEW YORK, NY 10013
TEL: (212)966-1355 FAX: (212)966-5588

The Board of Directors
Rainbow International Equities, Inc.
43-01 21st Street
Long Island, NY 11101

I have examined the statement of financial condition of Rainbow International Equities Inc. as of December 31, 2002 and the related statements of income and expense, and changes in stockholders' equity for the year then ended. My examination was made in accordance with generally accepted auditing standards, and accordingly included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

In my opinion, the aforementioned financial statements present fairly the financial position of Rainbow International Equities, Inc. at December 31, 2002, and the results of its operations, and stockholders' equity for the year then ended, in conformity with generally accepted accounting principles.

Respectfully submitted,

New York, NY

January 29, 2003

EXHIBIT A

RAINBOW INTERNATIONAL EQUITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS			
CASH		$ 24,770	
ACCOUNTS RECEIVABLE		373	
TOTAL CURRENT ASSETS			$ 25,143
FIXED ASSETS			
FURNITURE & FIXTURE	$ 13,228		
LESS: ACCUMULATED DEPRECIATION	(13,228)		
NET BOOK VALUE		0	
MACHINERY & EQUIPMENT	55,677		
LESS : ACCUMULATED DEPRECIATION	(46,282)		
NET BOOK VALUE		9,395	
TOTAL FIXED ASSETS			9,395
OTHER ASSETS			
DEPOSITS-RENT		4,300	
DEPOSITS		2,093	
DEPOSITS-CLEARING BROKER		25,000	
TOTAL MISCELLANEOUS ASSETS			31,393
TOTAL ASSETS			$ 65,931

EXHIBIT A

RAINBOW INTERNATIONAL EQUITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

LIABILITIES & SHAREHOLDERS' EQUITIES

CURRENT LIABILITIES		
ACCRUED TAXES PAYABLE	$ 494	
ACCRUED EXPENSES PAYABLE	2,880	
TOTAL CURRENT LIABILITIES		$ 3,374
SHAREHOLDERS' EQUITIES		
CAPITAL STOCK	100,000	
RETAINED EARNINGS - PRIOR YEAR	(26,060)	
RETAINED EARNINGS - CURRENT YEAR	(11,383)	
TOTAL SHAREHOLDERS' EQUITIES		62,557
TOTAL LIABILITIES & SHAREHOLDERS' EQUITIES		$ 65,931

EXHIBIT A-1

RAINBOW INTERNATIONAL EQUITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002

TOTAL STOCKHOLDERS' EQUITY (EXHIBIT A)	$	62,557
DEDUCT:		
NON-ALLOWABLE ASSETS		15,788
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		46,769
HAIRCUTS ON SECURITIES		0
NET CAPITAL	$	46,769

EXHIBIT A-2

RAINBOW INTERNATIONAL EQUITIES, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2002

MINIMUM NET CAPITAL REQUIRED:		
6-2/3% OF AGGREGATE INDEBTEDNESS	$	225
MINIMUM DOLLAR NET CAPITAL REQUIREMENT		5,000
NET CAPITAL REQUIREMENT	$	5,000
NET CAPITAL - SCHEDULE A-1	$	46,769
LESS: NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL	$	41,769

EXHIBIT B

RAINBOW INTERNATIONAL EQUITIES, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2002

INCOME		
COMMISSION INCOME	$ 15,173	
INTEREST INCOME	198	
TOTAL INCOME		$ 15,371
OPERATING EXPENSES		
BANK CHARGES	64	
DEPRECIATION EXPENSES	3,040	
DUES & SUBSCRIPTIONS	100	
INFORMATION SYSTEM SERVICES	2,298	
INSURANCE	369	
NY STATE & LOCAL CORPORATION TAX	533	
OFFICE EXPENSES	620	
PROFESSIONAL FEES	1,440	
POSTAGE	226	
REPAIRS & MAINTENANCE	394	
RENT	14,389	
TELEPHONE	3,282	
TOTAL OPERATING EXPENSES		26,754
NET INCOME		$ (11,383)

EXHIBIT C

RAINBOW INTERNATIONAL EQUITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS'S EQUITY
YEAR ENDED DECEMBER 31, 2002

BALANCE, BEGINNING	$ 73,940
NET INCOME FOR THE YEAR	(11,383)
BALANCE, ENDING	$ 62,557

RAINBOW INTERNATIONAL EQUITIES, INC.
STATEMENT OF CHANGES IN FINANCIAL POSITION-CASH BASIS
DECEMBER 31, 2002

CASH FLOW FROM OPERATING ACTIVITIES:	
NET INCOME	$ (11,383)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH FLOW FROM OPERATING ACTIVITIES:	
DEPRECIATION	3,040
(INCREASE) DECREASE IN:	
DUE FROM BROKER	464
SECURITY DEPOSIT	400
ACCRUED TAXES	39
ACCRUED EXPENSES	(112)
NET CASH FLOW FROM OPERATING ACTIVITIES	(7,552)
CAPITAL EXPENDITURES	
ADDITIONS TO MACHINERY & EQUIPMENT	(4,500)
TOTAL CASH FLOW	$ (12,052)
CASH AND CASH EQUIVALENTS	
AT BEGINNING OF YEAR	(36,823)
AT END OF YEAR	24,770
DECREASE IN CASH FLOW	$ (12,052)

RAINBOW INTERNATIONAL EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. RAINBOW INTERNATIONAL EQUITIES, INC. WAS INCORPORATED IN THE STATE OF NEW YORK IN DECEMBER 1987. ACTUAL OPERATIONS DID NOT COMMENCE UNTIL MARCH 1988.

2. COMPUTATION OF NET CAPITAL

   THERE ARE NO MATERIAL DIFFERENCES IN THE COMPUTATION OF NET CAPITAL BETWEEN THE AUDITED REPORT AND THE CORRESPONDING UNAUDITED PART II A OF THE FOCUS REPORT.

3. RESERVE REQUIREMENTS

   THE COMPANY IS EXEMPT FROM THE RESERVE REQUIREMENTS OF 15C3 – 3 UNDER K (2) (B) OF THE SECTION.

4. ACCOUNTING SYSTEM

   THERE WERE NO MATERIAL INADEQUACIES IN THE FINANCIAL RECORD DEEPING AND ACCOUNTING PROCEDURES FOLLOWED BY THE COMPNY.